Publication: South China Morning Post **Date:** 4 June 2007
Page: Classified 7 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

ANNUAL GENERAL MEETING HELD ON 1ST JUNE 2007
POLL RESULTS

At the Annual General Meeting of First Pacific Company Limited (the "Company") held at The Victoria and Chater Rooms, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 1st June 2007 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed and seconded resolutions, as set out in the Notice of AGM dated 30th April 2007.

As at the date of AGM, the issued share capital of the Company was 3,207,293,003 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. No shareholders were required to abstain from voting on any of the proposed resolutions at the AGM.

All the resolutions, which were voted on by poll, were approved by the Shareholders. The vote-taking at the AGM was scrutinised by Computershare Hong Kong Investor Services Limited, the Company's Hong Kong Branch Share Registrar. The poll results in respect of the resolutions were as follows:

	Resolutions	Number of Votes (%)	
		For	Against
1.	To receive and adopt the Audited Accounts and the Reports of the Directors and auditors for the year ended 31st December, 2006.	2,353,344,569 99.9997%	8,036 0.0003%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend of HK3.50 cents (US0.45 cent) per ordinary share for the year ended 31st December, 2006.	2,353,714,605 100%	0 0%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3.	To re-appoint Ernst & Young as auditors of the Company and to authorize the Board of Directors of the Company to fix their remuneration.	2,353,648,180 99.9972%	66,425 0.0028%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
4.(i)	To re-elect Mr. Manuel V. Pangilinan as the Managing Director and CEO of the Company for the fixed term*.	2,007,566,674 83.3784%	400,209,931 16.6216%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(ii)	To re-elect Mr. Edward A. Tortorici as an Executive Director of the Company for the fixed term*.	2,181,093,201 90.5854%	226,683,404 9.4146%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(iii)	To re-elect Mr. David Tang as an Independent Non-executive Director of the Company for the fixed term*.	2,177,893,237 90.4525%	229,883,368 9.5475%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(iv)	To re-elect Prof. Edward K.Y. Chen as an Independent Non-executive Director of the Company for the fixed term*.	2,404,620,216 99.8689%	3,156,389 0.1311%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
5.(i)	To fix the remuneration of the Executive Directors pursuant to the Company's Bye-laws.	2,353,703,769 99.9996%	10,036 0.0004%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(ii)	To fix the remuneration of the Independent Non-executive Directors at the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined from time to time by the board.	2,353,686,579 99.9988%	28,026 0.0012%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	To authorize the Board of Directors of the Company to appoint additional directors as an addition to the Board.	2,200,765,180 93.5018%	152,949,425 6.4982%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
7.	To give a general mandate to the Directors to allot, issue and deal with additional shares in the Company not exceeding 20% of the Company's issued share capital.	1,747,798,710 74.5926%	595,328,835 25.4074%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
8.	To give a general mandate to the Directors to exercise all the powers of the Company to repurchase shares in the Company not exceeding 10% of the Company's issued share capital.	2,353,714,605 100%	0 0%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
9.	To approve the addition of the aggregate nominal amount of shares repurchased pursuant to Resolution (8) above to the aggregate nominal amount of share capital which may be allotted pursuant to Resolution (7) above.	1,748,272,719 74.3156%	604,224,886 25.6844%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
10.	To approve the adoption of the new executive stock option plan of Metro Pacific Investments Corporation.	1,838,653,010 78.5117%	503,230,043 21.4883%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

* *The "fixed term" referred to a term of not more than three years, commencing on the date of this AGM and ending on the earlier of (1) the date of the Company's annual general meeting to be held in the calendar year 2010 or (2) 31st May 2010 or (3) the date on which the Director concerned retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company and/or the Bye-laws.*

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 1st June 2007

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Prof. Edward K.Y. Chen, *GBS, CBE, JP* **
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles**
David W.C. Tang, *OBE*** *Chevalier de L'Ordre des Arts et des Lettres*

*** Independent Non-executive Directors*